

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 28, 2017

David Boris
Chief Executive Officer
Forum Merger Corporation
c/o Forum Investors I, LLC
135 East 57th Street, 8th Floor
New York, New York 10022

>   Re: **Forum Merger Corporation**
>   **Registration Statement on Form S-4**
>   **Filed December 1, 2017**
>   **File No. 333-221848**

Dear Mr. Boris:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

The Business Combination Proposal, page 4

1.   Please include tabular disclosure showing a representative range of the potential total consideration to be paid.

David Boris
Forum Merger Corporation
December 28, 2017
Page 2

Questions and Answers about the Proposals

What vote is required to approve the proposals presented at the Special Meeting?, page 15

2.   Disclose the percentage of public shareholder votes that are required to approve the proposal in light of the fact that your sponsor, directors and officers have agreed to vote their shares in favor of the business combination proposal.

Summary of the Proxy Statement/Prospectus

C1's Relationship with its Sponsor, page 31

3.   Disclose that Clearlake Capital Group, L.P. will have a substantial degree of control over the company after the offering and may, in fact, be the controlling shareholder. Disclose the ramifications of being a "controlled company."

The Proposals

Forum Reasons for the Business Combination, page 36

4.   Please balance the disclosure in this section by including a discussion of the potentially negative consequences of the merger that were considered by Forum Merger Corporation and C1 Investment Corp.

5.   Please clarify the metric by which C1 Investment Corp. has a growing market position.

C1 Reasons for the Business Combination, page 37

6.   Please disclose why C1 Investment Corp. decided to pursue the business combination rather than an initial public offering.

Risk Factors

Risk Factors Relating to C1

Risks Relating to C1's Business and Industry

If C1 loses any of its key personnel…, page 58

7.   Please disclose whether you maintain key person life insurance policies for any of your key personnel. Please also disclose that your key employees are at will employees and may terminate their employment with C1 at any time.

C1's debt agreements impose significant operating and financial restrictions…, page 67

8.   Please disclose that substantially all of C1's assets are secured by the term loan agreement.

Risks Related to the Combined Entity and the Business Combination

The Combined Entity may be a "controlled company"…, page 79

9.   Please quantify the number of shares that must be redeemed in order for the combined entity to be a controlled company within the meaning of the Nasdaq Stock Market corporate governance requirements.

Clearlake will have a significant degree of control…, page 80

10.   Please disclose the percentage of your voting power to be held by Clearlake Capital Group, L.P. following the business combination assuming no redemptions of the Class A common stock.

The Business Combination Proposal

Background of the Business Combination, page 112

11.   Please clarify why Company A did not represent the best opportunity for a successful business combination.

12.   Please disclose the reasons for selecting Cassel Salpeter & Co., LLC to deliver the fairness opinion.

13.   Please disclose the date and reasons that Forum Merger Corporation's board determined to offer the total consideration to C1.

Opinion of Financial Advisor to the Board of Directors of Forum, page 119

14.   Please explain the basis for the disclaimer regarding any fiduciary duty that Cassel Salpeter & Co., LLC might have to stockholders of Forum Merger Corporation.

15.   Please disclose the financial projections used by Cassel Salpeter & Co., LLC to prepare the fairness opinion, if material.

Selected Transaction Analysis, page 125

16.   Please disclose the date and size of the comparable transactions in this section.

The Post-Merger Charter Amendment Proposal

Reasons for the Post-Merger Charter Amendments, page 141

17.   Please disclose the disadvantages to shareholders associated with your proposal to adopt a classified board structure.

Management's Discussion and Analysis of Financial Condition and Results of Operations of C1

Results of Operations

Nine Months Ended September 30, 2016 Compared to the Nine Months Ended September 30, 2017

Revenue, page 218

18.   You disclose that technology offerings revenue decreased primarily as a result of Avaya filing for bankruptcy in January 2017. Please explain in greater detail how this bankruptcy impacted your revenue. Refer to the guidance in Section III.D of SEC Release 33-8350 and Item 303(a)(3) of Regulation S-K.

Revenue by Core Technology Market, page 218

19.   We note you disclose the change in your collaboration revenue and enterprise networking, data center, cloud, and security revenue, but do not disclose the factors that caused these changes. Expand your disclosure to include these factors.

C1 Investment Corp.

Notes to the Consolidated Financial Statements

Note 2. Business Acquisitions

2017 Acquisitions, page F-50

20.   Expand your disclosures to provide the amounts of revenue and earnings of each of your acquisitions since the acquisition date included in your income statement. Also provide the revenue and earnings of the combined entity as though these business combinations had occurred as of the beginning of the comparable prior annual reporting period. Disclose the nature and amount of any material, nonrecurring pro forma adjustments included in the reported pro forma revenue and earnings. Refer to ASC 805-10-50-2.h.

SPS Holdco, LLC, page F-52

21.   Provide us with your analysis that you considered whether historical audited financial statements of SPS Holdco, LLC should be included in your filing. Refer to Rule 3-05 of Regulation S-X.

Annex A

22.   Please tell us how you intend to solicit the accredited investors in connection with the PIPE investment described in Section 4.20.

Exhibit Index, page II-1

23.   Please file a consent for Cassel Salpeter & Co., LLC as an exhibit to the registration statement in accordance with Rule 436 under the Securities Act.

24.   Item 601(b)(8) of Regulation S-K states that a tax opinion must be filed whenever the tax consequences of a transaction "are material to an investor and a representation as to tax consequences is set forth in the filing." Please file a tax opinion as an exhibit to the filing or advise. We refer you to Section III.A.1 of Staff Legal Bulletin 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services

cc: Stuart Neuhauser, Esq.
       Ellenoff Grossman & Schole LLP